Press Release

HEAD NV Announces Results for the Three Months ended 31 March 2008

Amsterdam – 15th May 2008 – Head N.V. (VSX: HEAD; U.S. OTC: HEDYY.PK), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 31 March 2008 compared to the three months ended 31 March 2007:

•	Net revenues were up 7.5% to €61.6 million
•	Operating loss after the impact of share-based compensation, decreased by €5.5m to €3.4 million from €8.9 million
•	The net loss for the period was €3.5 million compared to a €9.6 million loss in Q1 2007.

Johan Eliasch, Chairman and CEO, commented:

"Following our poor results for 2007, the first quarter for 2008 has been positively impacted by the good conditions experienced during the recent Winter Sport season and the success of our race team. This however has not been fully reflected in the operating profit of the company as a result of lower gross margins in Winter Sports and Diving and higher selling and marketing costs. Overall our operating loss, excluding the share based compensation income and expense, has improved by €0.6m in the quarter.

We feel that the Winter Sports Industry has not fully recovered from the poor season it experienced in 2006/07 and the results in Q1 2008 are not indicative of the full year outcome. Bookings for the 2008/09 season, which will make up the majority of our sales in the Winter Sports Division in 2008, suggest that while we should see an improvement this year, we will not reach sales levels achieved in 2006.

In our other divisions, market conditions are tough due to the current economic climate and the discretionary nature of our products and as a result, for the group, we are currently anticipating an operating loss in the region of that achieved in 2007."

Results for the three months ended March 31, 2008 and 2007:

	For the Three Months ended March 31,
	2008	2007
	(unaudited)	(unaudited)
	(in thousands)
Product category:
Winter Sports	€15,440	€10,779
Racquet Sports	32,437	32,990
Diving	13,885	13,437
Licensing	1,578	1,662
Total revenues	63,340	58,868
Sales Deductions	(1,717)	(1,540)
Total Net Revenues	€61,623	€57,328

Winter Sports

Winter Sports revenues for the three months ended March 31, 2008 increased by €4.7 million, or 43.2%, to €15.4 million from €10.8 million in the comparable 2007 period. This increase was due to higher sales volumes of all of our winter sports products compared to sales volumes of the first quarter 2007 which were extremely low due to bad snow conditions in the winter season 2006/07 causing lower re-orders.

Racquet Sports

Racquet Sports revenues for the three months ended March 31, 2008 decreased by €0.6 million, or 1.7%, to €32.4 million from €33.0 million in the comparable 2007 period. This decrease was due the strengthening of the euro against the U.S. dollar in the reporting period partially offset by higher sales volumes of tennis racquets and sales from our newly introduced tennis footwear.

Diving

Diving revenues for the three months ended March 31, 2008 increased by €0.4 million, or 3.3%, to €13.9 million from €13.4 million in the comparable 2007 period.  This increase was mainly driven by the introduction of new advanced products but negatively affected by the strengthening of the euro against the U.S. dollar.

Licensing

Licensing revenues for the three months ended March 31, 2008 decreased by €0.1 million, or 5.1%, to €1.6 million from €1.7 million in the comparable 2007 period due to fewer licensing agreements.

Profitability

Sales deductions for the three months ended March 31, 2008 increased by €0.2 million, or 11.5%, to €1.7 million from €1.5 million in the comparable 2007 period due to increased sales.

Gross Profit. For the three months ended March 31, 2008 gross profit increased by €1.5 million to €24.8 million from €23.4 million in the comparable 2007 period. This increase was due to higher sales. Gross margin decreased to 40.3% in 2008 from 40.7% in the comparable 2007 period negatively affected by increased raw material prices.

Selling and Marketing Expense. For the three months ended March 31, 2008, selling and marketing expense increased by €0.6 million, or 2.6%, to €24.9 million from €24.2 million in the comparable 2007 period. This increase was mainly due to higher advertising costs mainly for our ski racing team.

General and Administrative Expense. For the three months ended March 31, 2008, general and administrative expenses remained stable compared to the comparable 2007 period.

Share-Based Compensation Expense (Income). For the three months ended March 31, 2008, we recorded €3.6 million of share-based compensation income for our Stock Option Plans compared to € 1.3 million of share-based compensation expense in the comparable 2007 period due to the decrease in our share price which led to a decrease of the liability due to the option holders.

Other Operating  Income, net. For the three months ended March 31, 2008, other operating income, net decreased by €0.2 million, or 32.3%, to €0.4 million from €0.6 million in the comparable 2007 period due to a release of an environmental accrual for our Estonian  premises in 2007.

Operating Loss. As a result of the foregoing factors, operating loss for the three months ended March 31, 2008 decreased by €5.5 million to €3.4 million from €8.9 million in the comparable 2007 period.

Interest Expense. For the three months ended March 31, 2008, interest expense remained stable compared to the comparable 2007 period.

Interest Income. For the three months ended March 31, 2008, interest income decreased by €0.2 million, or 41.0% to €0.3 million from €0.6 million in the comparable 2007 period. This decrease was due to lower cash and cash equivalents.

Other Non-operating Income (Expense), net. For the three months ended March 31, 2008, other non-operating expense, net decreased by €0.5 million to income of €0.1 million from expense of €0.4 million in the comparable 2007 period mainly attributable to foreign currency loss in 2007.

Income Tax Benefit (Expense). For the three months ended March 31, 2008, the income tax benefit was €2.6 million, an increase of €0.3 million compared to income tax benefit of €2.3 million in the comparable 2007 period due to lower current income tax expense. For the three months ended March 31, 2008, the deferred income tax benefit remained stable based on the comparable loss before share-based compensation (income) expense as this income/expense has no tax effect.

Net Loss. As a result of the foregoing factors, for the three months ended March 31, 2008, we had a net loss of €3.5 million, compared to a net loss of €9.6 million in the comparable 2007 period.

Consolidated Results

	For the Three Months ended March 31,
	2008	2007
	(unaudited)	(unaudited)
	(in thousands)

Total net revenues	€61,623	€57,328
Cost of sales	36,807	33,973
Gross profit	24,816	23,355
Gross margin	40.3%	40.7%
Selling and marketing expense	24,850	24,208
General and administrative expense	7,416	7,369
Share-based compensation expense (income)	(3,638)	1,290
Other operating income, net	(403)	(595)
Operating loss	(3,409)	(8,916)
Interest expense	(3,142)	(3,131)
Interest income	327	554
Other non-operating income (expense), net	53	(408)
Income tax benefit	2,635	2,330
Loss for the period	€(3,536)	€(9,571)

About Head

HEAD NV is a leading global manufacturer and marketer of premium branded sports equipment.

HEAD NV's ordinary shares are listed on the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.  We sell products under the HEAD (tennis, squash, paddle and racquetball racquets, tennis balls, tennis footwear, badminton products, alpine skis, ski bindings and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Richard Gasquet, Andrew Murray, Ivan Ljubicic, Svetlana Kuznetsova, Patty Schnyder, Amelie Mauresmo, Hermann Maier, Bode Miller, Didier Cuche, Marco Büchel, Rainer Schönfelder, Patrick Staudacher, Maria Riesch, Anja Pärson, Elisabeth Görgl, Sarka Zahrobska, Jon Olsson and Gianluca Genoni.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's report for the 3 months ended 31 March 2008.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  Investors are cautioned that all forward-looking statements involve risks and uncertainties.  Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate.  In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.

Emitter:	Head N.V.
Rokin 55
NL 1012 KK Amsterdam
ISIN:	NL0000238301
Stock Markets: official market: Vienna Stock Exchange